UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Exhibit 1 of this Report on Form 6-K contains the revised copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company") dated November 11, 2009.  The press release was revised solely to correct the shareholders of record date to November 19, 2009, in the section of the press release entitled "Third Quarter 2009 Dividend Announcement."

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the Company's press release dated November 11, 2009, announcing its third quarter 2009 financial results.

Attached as Exhibit 2 is a copy of the Comany's interim unaudited consoldiated financial statements for the nine months ended September 30, 2009.

This Report on Form 6-K, with the exception of the comments of E. Nikolas Tavlarios contained in the fifth paragraph of the section of the press release entitled "Third Quarter and Year-to-Date Highlights," the comments of Spyros Gianniotis contained in the sixth paragraph of the section of the press release entitled "Liquidity and Capital Resources," the section of the press release entitled "Third Quarter 2009 Dividend Announcement," and the section of the press release entitled "Conference Call and Webcast Information," is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-162935), filed with the U.S. Securities and Exchange Commission on November 6, 2009, which as of the date hereof has not been declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: November 12, 2009	By: /s/ E. Nikolas Tavlarios
	Name: Title:	E. Nikolas Tavlarios President

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.                                                          Investor Relations:
(212) 763-5665                                                                                                Leon Berman, Principal
investor@ampni.com                                                                                       The IGB Group
                      (212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Third Quarter 2009 Financial Results

Third Quarter Sales Volumes Increase 22.1%

PIRAEUS, Greece, November 11, 2009 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced financial and operating results for the third quarter ended September 30, 2009.

Third Quarter and Year-to-Date Highlights

•	Increased sales volumes by 22.1% to 1,635,473 metric tons in Q3 2009, compared to 1,338,914 metric tons for Q3 2008.
•	Expanded net revenues to $52.2 million.
•	Recorded operating income of $17.2 million.
•	Reported net income of $14.1 million, or $0.33 basic and diluted earnings per share.
•	Secured a new $50 million credit facility, increasing total access to $340 million in senior secured revolving credit facilities.
•	Continued expanding global presence and infrastructure:
o	Initiated operations in Tangiers, Morocco.
o	Received delivery of 2 newbuild double-hull bunkering tankers during the quarter.

The Company recorded net income of $14.1 million, or $0.33 basic and diluted earnings per share, for the three months ended September 30, 2009.  For purposes of comparison, the Company reported net income of $9.5 million, or $0.22 basic and diluted earnings per share for the three months ended September 30, 2008. The weighted average basic and diluted shares outstanding for the three months ended September 30, 2009 were 42,588,483 and 42,835,526, respectively. The weighted average basic and diluted shares outstanding for the three months ended September 30, 2008 were 42,505,507 and 42,640,765, respectively.

Total revenues for the three months ended September 30, 2009, decreased by 22.6% to $736.1 million compared to $950.6 million for the same period in 2008. For the three months ended September 30, 2009, sales of marine petroleum products decreased by 22.9% to $731.8 million compared to $948.6 million for the year-earlier period. Net revenue, which equals total revenue less cost of goods sold and cargo transportation expenses, increased 12.5% to $52.2 million in the third quarter of 2009 compared to $46.4 million in the year-earlier period.

Results for the third quarter of 2009 were primarily driven by a 7.9% increase in the gross spread on marine petroleum products to $47.9 million compared to $44.4 million for the same period in 2008. For the three months ended September 30, 2009, the volume of marine fuel sold increased by 22.1% to 1,635,473 metric tons compared to 1,338,914 metric tons in the year-earlier period, as sales volumes improved in Greece, Gibraltar, the U.A.E., and Singapore. Furthermore, results for the third quarter of 2009 included increased sales volumes from Aegean's newer markets.  During the three months ended September 30, 2009, the gross spread per metric ton of marine fuel sold decreased to $28.9 per metric ton, compared to $32.8 per metric ton in the year-earlier period.

Operating income for the third quarter of 2009 was $17.2 million, compared to $15.1 million for the same period in 2008. Operating expenses, excluding the cost of fuel and cargo transportation costs (both of which are included in the calculation of gross spread on marine petroleum products explained above), increased to $35.0 million for the three months ended September 30, 2009 compared to $31.3 million for the same period in 2008.  This increase was principally due to the expanded logistics infrastructure during the third quarter of 2009 compared to the third quarter of 2008.

E. Nikolas Tavlarios, President, commented, "During the third quarter, we continued to take advantage of our strong capital position and strengthen our leading industry brand, enabling Aegean to once again post solid results for shareholders. Highlighting our success, we increased sales volumes by 22.1% for the three months ended September 30, 2009 compared to the year-earlier period. While actively managing counterparty risk during a challenging economic environment, we further expanded our industry leadership in the quarter. Specifically, we commenced operations in Tangiers, Morocco, the third new market launched by Aegean in 2009 and ninth since going public in December 2006. In addition to increasing our global scale, we expanded our high-quality logistics infrastructure with the delivery of nine double-hull bunkering vessels to date in 2009, including two newbuildings in the third quarter. Consistent with our goal to capitalize on the strong demand for modern tonnage, we plan to take delivery of 17 remaining newbuildings by the end of next year. With a growing infrastructure for the worldwide delivery of marine fuel, we expect to continue to increase Aegean's global market share and drive future sales volumes."

For the nine months ended September 30, 2009, the Company recorded net income of $34.8 million, or $0.82 basic and diluted earnings per share, compared to net income of $26.8 million, or $0.63 basic and diluted earnings per share, for the year-earlier period. The weighted average basic and diluted shares outstanding for the nine month period ended September 30, 2009 were 42,573,082 and 42,601,423, respectively. The weighted average basic and diluted shares outstanding for the nine months ended September 30, 2008 were 42,490,780 and 42,643,124, respectively.

Total revenues for the nine months ended September 30, 2009 decreased by 26.1% to $1,644.1 million compared to $2,223.6 million for the same period a year ago. For the nine months ended September 30, 2009, sales of marine petroleum products decreased by 26.5% to $1,631.0 million compared to $2,217.6 million for the same period in 2008. Net revenues for the nine months ended September 30, 2009 were $139.4 million as compared to $121.4 million in the year-earlier period.

Results for the nine months ended September 30, 2009 were led by an 9.5% increase in the gross spread on marine petroleum products to $126.3 million compared to $115.3 million for the same period a year ago. For the nine months ended September 30, 2009, the volume of marine fuel sold increased 22.4% to 4,444,447 metric tons compared to 3,631,486 metric tons in the year-earlier period. During the nine months ended September 30, 2009, the gross spread per metric ton of marine fuel sold decreased by $3.5 to $28.0 per metric ton, compared to $31.5 per metric ton for the same period a year ago.

Operating income for the nine months ended September 30, 2009 was $43.1 million compared to $36.0 million for the same period in 2008.

Liquidity and Capital Resources

As of September 30, 2009, the Company had cash and cash equivalents of $50.3 million and working capital of $198.5 million. Non-cash working capital, or working capital excluding cash and debt, was $213.4 million as of September 30, 2009.

Net cash provided by operating activities was $9.6 million for the three months ended September 30, 2009.  Net income, as adjusted for non-cash items, was $21.3 million for the period.

Net cash used in investing activities was $20.5 million for the three months ended September 30, 2009, and was composed of payments relating to advances for both vessels under construction and second-hand acquisitions.

Net cash provided by financing activities was $34.0 million for the three months ended September 30, 2009, driven by both an increase in short-term borrowings and an increase in long-term debt financing relating to newbuild vessels.

As of September 30, 2009, the Company had approximately $85.8 million in available liquidity to finance working capital requirements, which includes unrestricted cash and cash equivalents and available undrawn amounts under the Company's short-term working capital facilities.  Furthermore, as of September 30, 2009, the Company had funds of approximately $70.4 million available under its secured term loans to finance the construction of its new double-hull bunkering tankers.

Spyros Gianniotis, Chief Financial Officer, stated, "Aegean's financial results for the third quarter reflect sales volume growth in core markets located in Greece, Gibraltar, the UAE and Singapore as well as contributions from new markets. Our notable performance demonstrates management's ability to increase sales volumes while maintaining a prudent approach in extending credit to customers. During the quarter, we also secured a new $50 million credit facility under attractive terms, once again enhancing our leading competitive position. Our significant financial liquidity, including credit facilities totalling $320 million and $50.3 million in cash, bodes well for Aegean to further expand its long-term earnings potential as we continue to execute our growth strategy."

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2008	2009	2008	2009

	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$948,569	$731,802	$2,217,570	$1,630,968
Voyage and other revenues	2,007	4,276	6,054	13,095
Total revenues	950,576	736,078	2,223,624	1,644,063
Cost of marine petroleum products sold	900,388	682,465	2,092,669	1,501,179
Salaries, wages and related costs	10,594	11,848	29,384	34,341
Depreciation and amortization	4,366	5,503	11,858	15,580
Gain on sale of vessel	-		-	(4,185)
All other operating expenses	20,171	19,085	53,736	54,055
Operating income	15,057	17,177	35,977	43,093
Net financing cost	3,090	2,737	7,919	7,195
FX losses (gains), net	1,629	123	325	339
Income taxes	883	210	890	733
Net income	$9,455	$14,107	$26,843	$34,826

Basic earnings per share (U.S. dollars)	$0.22	$0.33	$0.63	$0.82
Diluted earnings per share (U.S. dollars)	$0.22	$0.33	$0.63	$0.82

Other Financial Data:
Gross spread on marine petroleum products(1)	$44,377	$47,910	$115,332	$126,319
Gross spread on lubricants(1)	527	670	964	1,985
Gross spread on marine fuel(1)	43,850	47,240	114,368	124,334
Gross spread per metric ton of marine fuel sold (U.S. dollars) (1)	32.8	28.9	31.5	28.0
Net cash provided by (used in) operating activities	27,403	9,563	48,892	(70,214)
Net cash used in investing activities	56,866	20,538	108,973	55,749
Net cash provided by financing activities	$43,517	$33,996	$88,224	$129,373

Sales Volume Data (Metric Tons): (2)
Total sales volumes	1,338,914	1,635,473	3,631,486	4,444,447

Other Operating Data:
Number of bunkering tankers, end of period(3)	26.0	35.0	26.0	35.0
Average number of bunkering tankers(3)(4)	26.5	34.5	22.4	32.4
Special Purpose Vessels, end of period number(5)	1.0	1.0	1.0	1.0
Number of owned storage facilities, end of period(6)	3.0	4.0	3.0	4.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2008	As of September 30, 2009

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	46,927	50,337
Gross trade receivables	132,589	279,540
Allowance for doubtful accounts	(1,323)	(1,641)
Inventories	55,330	105,785
Current assets	251,387	461,458
Total assets	641,907	908,476
Trade payables	90,279	181,189
Current liabilities (including current portion of long-term debt)	202,022	262,921
Total debt	253,621	385,382
Total liabilities	356,904	587,593
Total stockholder's equity	285,003	320,883

Working Capital Data:
Working capital(7)	49,365	198,537
Working capital excluding cash and debt(7)	100,158	213,440

1.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended September 30, 2009		For the Nine Months Ended September 30, 2009
	2008	2009	2008	2009
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	948,569	731,802	2,217,570	1,630,968
Less: Cost of marine petroleum products sold	(900,388)	(682,465)	(2,092,669)	(1,501,179)
Less: Cargo transportation costs	(3,804)	(1,427)	(9,569)	(3,470)
Gross spread on marine petroleum products	44,377	47,910	115,332	126,319
Less: Gross spread on lubricants	(527)	(670)	(964)	(1,985)
Gross spread on marine fuel	43,850	47,240	114,368	124,334

Sales volume of marine fuel (metric tons)	1,338,914	1,635,473	3,631,486	4,444,447

Gross spread per metric ton of marine fuel sold (U.S. dollars)	32.8	28.9	31.5	28.0

The amount that the Company has to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, the Company evaluates gross spread per metric ton of marine fuel sold in pricing individual transactions and in long-term strategic pricing decisions. The Company actively monitors its pricing and sourcing strategies in order to optimize its gross spread on marine petroleum products. The Company believes that this measure is important to investors because it is an effective intermediate performance measure of the strength of the Company's operations.

Gross spread on marine petroleum products, including gross spread on marine fuel and gross spread on lubricants, and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. These measures do not reflect certain direct or indirect costs of delivering marine petroleum products to the Company's customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses or overhead costs) or other costs of doing business.

For all periods presented, the Company purchased marine petroleum products in Greece from its related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

2.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), and Greece, where the Company conducts operations through its related company, Aegean Oil.

3.	Bunkering fleet comprises both bunkering vessels and barges.

4.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

5.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

6.
The Company operates two Panamax tankers, the Ouranos and the Fos, one Aframax tanker, the Leader, and one general purpose tanker, the Aegean IX, as floating storage facilities in the United Arab Emirates, Ghana, Gibraltar, and Jamaica, respectively.

The ownership of floating storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of floating storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

7.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

Third Quarter 2009 Dividend Announcement
On November 11, 2009, the Company's Board of Directors declared a third quarter 2009 dividend of $0.01 per share payable on December 3, 2009, to shareholders of record as of November 19, 2009. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast at 8:30 a.m. ET on Thursday, November 12, 2009, to discuss its third quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (888) 218-8170 (for U.S.-based callers) or (913) 312-1415 (for international callers) and enter the passcode: 2936470.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through Thursday, November 26, 2009, by dialing 888-203-1112 (for U.S.-based callers) or 719-457-0820 (for international callers) and enter the passcode: 2936470.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 14 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore and Tangiers, Morocco.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

A copy of the Company's interim unaudited consolidated financial statements along with this press release have been filed today with the U.S. Securities and Exchange Commission on Form 6-K and are available on the SEC's website, www.sec.gov.

Exhibit 2

      AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND SEPTEMBER 30, 2009

(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2008	September 30, 2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$46,927	$50,337
Trade receivables, net of allowance for doubtful accounts of $1,323 and $ 1,641, as of December 31, 2008 and September 30, 2009, respectively	131,266	277,899
Due from related companies	2,501	9,019
Inventories	55,330	105,785
Prepayments and other current assets	13,731	18,418
Restricted cash	1,632	-
Total current assets	251,387	461,458

FIXED ASSETS:
Advances for vessels under construction and acquisitions	113,564	155,046
Vessels, cost	260,741	289,688
Vessels, accumulated depreciation	(26,606)	(37,956)
Vessels' net book value	234,135	251,732
Other fixed assets, net	1,681	1,700
Total fixed assets	349,380	408,478

OTHER NON-CURRENT ASSETS:
Restricted cash	3,838	-
Deferred charges, net	12,440	13,117
Concession Agreement	7,407	7,174
Goodwill	17,431	17,431
Other non-current assets	24	818
Total assets	$641,907	$908,476

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$90,000	$53,100
Current portion of long-term debt	9,352	12,140
Trade payables to third parties	67,817	152,165
Trade payables to related companies	22,462	29,024
Other payables to related companies	187	2,964
Accrued and other current liabilities	12,204	13,528
Total current liabilities	202,022	262,921

LONG-TERM DEBT, net of current portion	154,269	320,142

OTHER NON-CURRENT LIABILITIES	613	4,530

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 42,543,608 and 42,588,505 shares, issued and outstanding at December 31, 2008 and September 30, 2009, respectively	425	426
Additional paid-in capital	190,658	193,210
Accumulated other comprehensive income	211	-
Retained earnings	93,709	127,247
Total stockholders' equity	285,003	320,883

Total liabilities and stockholders' equity	$641,907	$908,476

The accompanying condensed notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2009
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Nine Months Ended September 30,
	2008	2009

REVENUES:
Sales of marine petroleum products – third parties	$2,207,615	$1,611,084
Sales of marine petroleum products – related companies	9,955	19,884
Voyage revenues	-	7,390
Other revenues	6,054	5,705

Total revenues	2,223,624	1,644,063

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	1,815,755	1,295,026
Cost of marine petroleum products sold – related companies	276,914	206,153
Salaries, wages and related costs	29,384	34,341
Depreciation	8,998	12,077
Amortization of drydocking costs	2,626	3,270
Amortization of concession agreement	234	233
Gain on sale of vessels	-	(4,185)
Other operating expenses	53,736	54,055

Total operating expenses	2,187,647	1,600,970

Operating income	35,977	43,093

OTHER INCOME/(EXPENSE):
Interest and finance costs	(8,261)	(7,225)
Interest income	342	30
Foreign exchange gains(losses), net	(325)	(339)
	(8,244)	(7,534)

Income before income taxes	27,733	35,559

Income taxes	(890)	(733)

Net income	$26,843	$34,826

Basic earnings per common share	$0.63	$0.82
Diluted earnings per common share	$0.63	$0.82

Weighted average number of shares, basic	42,490,780	42,573,082
Weighted average number of shares, diluted	42,643,124	42,601,423

The accompanying condensed notes are an integral part of these consolidated financial statements

 AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2009
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	# of Shares	Par Value

BALANCE, December 31, 2007	42,461,428	$425	$187,795	$55,505	-	$243,725

- Net income	-	-	-	26,843	-	26,843
- Dividends declared and paid	-	-	-	(1,282)	-	(1,282)
- Share-based compensation	49,992	-	1,945	-	-	1,945
- Other	-	-	-	-	443	443

BALANCE, September 30, 2008	42,511,420	$425	$189,740	$81,066	$443	$271,674

BALANCE, December 31, 2008	42,543,608	$425	$190,658	$93,709	$211	$285,003

- Net income	-	-	-	34,826	-	34,826
- Dividends declared and paid	-	-	-	(1,288)	-	(1,288)
- Share-based compensation	44,897	1	2,552	-	-	2,553
- Other	-	-	-	-	(211)	(211)

BALANCE, September 30, 2009	42,588,505	$426	$193,210	$127,247	$-	$320,883

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2009
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2008	2009
Cash flows from operating activities:
Net income	$26,843	$34,826
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	8,998	12,077
Provision for doubtful accounts	79	318
Share-based compensation	1,945	2,552
Amortization	3,213	4,002
Provision for income taxes	-	733
Gain on sale of vessels	-	(4,185)
(Increase) Decrease in:
Trade receivables	(85,832)	(146,951)
Due from related companies	1,021	(6,518)
Inventories	10,113	(50,455)
Prepayments and other current assets	(7,175)	(4,687)
Other non-current assets	89	(794)
Increase (Decrease) in:
Trade payables	97,547	89,728
Other payables to related companies	(97)	2,777
Accrued and other current liabilities	(2,300)	(844)
Other non-current liabilities	294	306
Payments for dry-docking	(5,846)	(3,099)
Net cash provided by (used in) operating activities	48,892	(70,214)

Cash flows from investing activities:
Payments for vessels under construction	(98,454)	(70,755)
Payments for vessels acquisitions	(13,377)	(24,313)
Net proceeds from sales of vessels	-	34,149
Corporate acquisitions, net of cash acquired	(9,108)	-
Purchase of other fixed assets	(506)	(300)
Decrease in restricted cash	12,472	5,470
Net cash used in investing activities	(108,973)	(55,749)

Cash flows from financing activities:
Proceeds from long-term debt	75,719	194,576
Repayment of long-term debt	(2,356)	(25,915)
Net change in short-term borrowings	16,593	(36,900)
Financing costs paid	(450)	(1,100)
Dividends paid	(1,282)	(1,288)
Net cash provided by financing activities	88,224	129,373

Net increase (decrease) in cash and cash equivalents	28,143	3,410
Cash and cash equivalents at beginning of period	1,967	46,927
Cash and cash equivalents at end of period	$30,110	$50,337

The accompanying condensed notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.   Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on form 20-F for the year ended December 31, 2008. In addition to the accounting policies disclosed therein, the following policy was adopted in the nine months ended September 30, 2009:

Leases: The Company records vessels under capital leases as fixed assets at the lower of the present value of the minimum lease payments at inception of the lease or the fair value of the vessel. Vessels under capital leases are amortized over the estimated remaining useful life of the vessel for capital leases which provide for transfer of title of the vessel, similar to that used for other vessels of the Company.  Assets held under capital leases are presented as "Advances for vessels under construction and acquisitions" in the balance sheet until the vessel is deemed ready for its intend use and the balance is reclassified to "Vessels, cost".  The current portion of capitalized lease obligations are reflected in the balance sheet are presented in "Accrued and other current liabilities" and remaining long-term capitalized lease obligations are presented as "Other non-current liabilities".

Financial Instruments:  The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the unaudited interim condensed consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities.  The carrying value approximates the fair market value for the floating rate loans.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.   Adoption of New Accounting Standards:

In December 2007, new guidance established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The new guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The above-mentioned guidance was effective for fiscal years beginning after December 15, 2008, and was adopted by the Company in the first quarter of 2009. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements. The new guidance was retrospectively applied to the interim condensed consolidated statement of stockholders equity for the nine-month in period ended September 30, 2008.

In March 2008, new guidance was issued with the intent to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities. The new guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This standard did not have a material impact on the Company's financial condition and results of operations.

In January 2009 the Company adopted guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under previously-issued guidance.  This guidance did not have a material impact on the Company's financial condition and results of operations.

In June 2008, new guidance clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. The Company determined that restricted shares granted under its equity incentive plan are participating securities because the restricted shares participate in dividends. The guidance was effective for fiscal years beginning after December 15, 2008. This standard did not have a material impact on the Company's disclosure of EPS.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.   Adoption of New Accounting Standards: (Continued)

In January 2009 the Company adopted guidance which significantly changed the accounting for and reporting of business combination transactions. This guidance was effective for the Company for business combination transactions for which the acquisition date was on or after January 1, 2009. No business combination transactions occurred during the nine months ended September 30, 2009.

In April 2009, new guidance was issued for interim disclosures about fair value of financial instruments, which amends previous guidance for disclosures about fair value of financial instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  The guidance also require those disclosures in summarized financial information at interim reporting periods.  The new guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of the above mentioned guidance in the second quarter of 2009 did not have an impact on the Company's consolidated financial statements.

In May 2009, new guidance was issued relating to management's assessment of subsequent events. The new guidance (i) clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued", (ii) does not change the recognition and disclosure requirements in AICPA Professional Standards, for Type I and Type II subsequent events; however, the guidance refers to them as recognized (Type I) and non recognized subsequent events (Type II), (iii) requires management to disclose, in addition to other disclosures, the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued and (iv) indicates that management should consider supplementing historical financial statements with the pro forma impact of nonrecognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data. The new guidance is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of the above mentioned guidance in the third quarter of 2009 did not have significant impact on the Company's financial statements.

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification's content carries the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy was modified to include only two levels of GAAP: authoritative and nonauthoritative. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the new guidance in the third quarter of 2009 which did not have an impact on the Company's consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.   Adoption of New Accounting Standards: (Continued)

In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. The company is evaluating the impact of this guidance on the Company's consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.   Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2008	September 30, 2009
Held for sale:
Marine Fuel Oil	44,564	93,571
Marine Gas Oil	9,151	10,708
	53,715	104,279
Held for consumption:
Marine fuel	517	294
Lubricants	920	996
Stores	33	39
Victuals	145	177
	1,615	1,506

Total	55,330	105,785

4.   Advances for Vessels under Construction and Acquisitions:

During the nine months ended September 30, 2009, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2009	113,564
Advances for vessels under construction and related costs	72,027
Additions of secondhand vessel acquisitions	28,762
Vessels delivered	(59,307)
Balance September 30, 2009	155,046

On February 9, 2009, and in connection with the call option agreement with the Fujian Southeast Shipyard ("Fujian"), which was signed on May 25, 2007, as amended, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 4,600 dwt product oil tankers (hull numbers DN-3800-11 to 15). The price of each such contract is $1,150, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance.

On February 9, 2009, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai"), which had signed on February 28, 2008, the Company signed four separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the four 5,500 dwt, product oil tankers (hull numbers QHS-225 to 228). The price of each such contract is $1,600, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.   Advances for Vessels under Construction and Acquisitions: (Continued)

On March 19, 2009, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Norwegian-flagged 11,520 dwt (built in 1980) double hull bunkering tanker, M/T Linnea (renamed "Aegean Star"). The purchase price of the vessel was $4,200, which was fully paid on the delivery of the vessel on April 8, 2009.

On March 27, 2009, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Marshall Islands-flagged 23,400 dwt (built in 1991) double hull bunkering tanker, M/T Sichem Arctic (renamed "Aegean Champion"). The purchase price of the vessel was $12,300, which was fully paid on the delivery of the vessel on April 30, 2009.

On April 30, 2009, the Company signed a Bareboat Charter Agreement with a third-party owner for the charter of a Canadian – flagged 2,315dwt (built in 2001) double hull Oil Tank Barge, ITB Provider (renamed "PT 22"). The charter period is sixty months. At expiration of the charter and upon the fulfillment of the Company's obligations, which are separately described in Note 10 ("Capital Leases"), the title of PT 22 will transfer to the Company. The amount of $4,449 which represents the future payments under the Capital Lease is a non- cash transaction for the purposes of the statement of cash flows.

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction periods which were capitalized.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.   Advances for Vessels under Construction and Acquisitions: (Continued)

As of September 30, 2009 advances for vessels under construction and acquisitions, is analyzed as follows:

			September 30, 2009
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
FujianShipyard
DN-3800-11	2009	10,740	6,485	196	6,681
DN-3800-12	2009	10,740	4,893	111	5,004
DN-3800-13	2009	10,740	4,893	95	4,988
DN-3800-14	2009	10,740	4,893	87	4,980
DN-3800-15	2009	10,740	2,888	80	2,968
QingdaoHyundai Shipyard
QHS-207*	2009	11,382	11,382	1,028	12,410
QHS-208*	2009	11,382	11,382	535	11,917
QHS-209	2009	11,600	8,880	312	9,192
QHS-210	2009	11,600	8,880	306	9,186
QHS-215	2009	11,600	8,880	289	9,169
QHS-216	2009	11,600	8,880	272	9,152
QHS-217	2009	11,600	8,880	267	9,147
QHS-222	2009	11,000	7,930	183	8,113
QHS-223	2009	11,000	7,930	172	8,102
QHS-224	2009	11,000	4,940	213	5,153
QHS-225	2009	12,200	7,660	199	7,859
QHS-226	2010	12,200	7,660	191	7,851
QHS-227	2010	12,200	7,660	180	7,840
QHS-228	2010	12,200	7,660	158	7,818
Acquired Assets
Aegean Star*	2009	4,274	4,274	2,867	7,141
Launch*	2009	375	375	-	375
	Total	220,913	147,305	7,741	155,046

* Vessels delivered but as of September 30, 2009, were not positioned and operational.

As of September 30, 2009 the remaining obligations under these contracts are payable as follows:

Amount
October 1 to December 31, 2009	37,401
2010	36,207
73,608

5.   Vessels:

During the nine months ended September 30, 2009, the movement of the account, vessels, was as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2009	260,741	(26,606)	234,135
- Vessels additions	59,307	-	59,307
- Disposals	(30,360)	414	(29,946)
- Depreciation	-	(11,764)	(11,764)
Balance, September 30, 2009	289,688	(37,956)	251,732

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.   Vessels: (Continued)

On June 10, 2009, the Company sold the vessels, Maistros and Ostria to an unaffiliated third-party purchaser for an aggregate price of $34,149. The resulting gain on sale of $4,185 is separately reflected in the consolidated statement of income for the nine months ended September 30, 2009.

As of September 30, 2009, the Company was a party, as lessee to one capital lease on a PT barge.  The gross value of the capital lease is $4,778.  The Company also had recorded accumulated depreciation relating to the capital lease of $24.

6.   Deferred Charges:

During the nine months ended September 30, 2009, the movement of the account, deferred charges was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2009	11,485	955	12,440
- Additions	3,346	1,100	4,446
- Amortization	(3,270)	(499)	(3,769)
Balance, September 30, 2009	11,561	1,556	13,117

The amortization for drydocking costs is separately reflected in the accompanying condensed consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

7.   Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2008	September 30, 2009
Short-term borrowings:
Overdraft facility under senior secured credit facility dated 09/30/2008 (1)	90,000	-
Revolving overdraft facility dated 03/11/2008	-	3,100
Revolving credit facility dated 09/17/2009 (2)		50,000
Total short-term borrowings	90,000	53,100
Long-term debt:
Secured syndicated term loan dated 10/26/2005	15,971	-
Secured syndicated term loan dated 8/30/2005	30,312	32,740
Secured term loan facility under senior secured credit facility dated 12/19/2006	31,020	28,920
Secured term loan dated 10/25/2006	14,172	18,506
Secured term loan dated 10/27/2006	7,896	12,088
Secured syndicated term loan dated 10/30/2006	28,000	45,564
Secured term loan dated 7/5/2007 as amended on 09/12/2008	6,650	18,864
Secured syndicated term loan dated 04/24/2008	15,100	23,600
Secured syndicated term loan dated 07/08/2008	14,500	13,000
Overdraft facility under senior secured credit facility dated 03/16/2009 (1)	-	139,000
Total	163,621	332,282
Less: Current portion of long-term debt	(9,352)	(12,140)
Long-term debt, net of current portion	154,269	320,142

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.   Total Debt: (Continued)

(1)    On March 16, 2009, the Company renewed retroactively from February 1, 2009, for a period of two years, until January 30, 2011, the senior secured syndicated revolver, guarantee and letter of credit facility that was signed on September 30, 2008. The participant banks are the same group of international commercial lenders. The amount of the facility is up to $1,000,000, for working capital and general corporate purposes. The renewed facility had a committed amount of up to $250,000 consisting of a guarantee and/or letter of credit line in an amount of up to $147,500 and a cash advance limit in an amount of up to $208,000 on March 31, 2009. The facility bears interest at LIBOR plus 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively. As of September 30, 2009, the outstanding balance under this facility was $139,000.

(2)    On September 17, 2009, the Company entered into an annual revolving credit facility with a Greek  bank for an amount of $50,000. The facility is secured against Company's receivables and bears interest at LIBOR plus 2.50%. As of September 30, 2009, the outstanding balance under this facility was $ 50,000.

As of September 30, 2009, the Company had an available unutilized overdraft line of $35,510 under its senior secured credit facility, and had an available unutilized aggregate amount of $70,445 under its secured term loan facilities.

As of September 30, 2009 and December 31, 2008, the Company was in compliance with the financial covenants under its facility agreements.

The annual principal payments of long-term debt required to be made after September 30, 2009, are as follows:

Amount
October 1 to December 31, 2009	2,365
2010	13,478
2011	153,809
2012	14,809
2013	19,309
2014 and thereafter	128,512
332,282

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.   Other Operating Expenses:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2008	2009
Bunkering tanker voyage expenses	1,356	1,872
Bunkering tanker insurance	1,369	1,782
Bunkering tanker repairs and maintenance	2,947	2,330
Bunkering tanker spares and consumable stores	2,116	3,034
Bunkering tanker consumption of marine petroleum products	14,339	8,990
Bunkering tanker other operating expenses	2,220	14,188
Cargo transportation	9,569	3,470
Provision for doubtful accounts	79	335
Operating costs of storage facilities	2,844	2,106
Port and related expenses	2,700	3,076
General and administrative	10,114	10,182
Broker commissions	1,744	1,721
Other	2,339	969
Total	53,736	54,055

9.	Contingencies:

On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company's Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton sold over the life of that contract, which as per the plaintiff's calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on May 13, 2008. The case was duly heard on May 13, 2008, before the Maritime Division of the Multi-Member First Instance Court of Piraeus. Judgment No.5493 was rendered by the Court on December 3, 2008, dismissing plaintiff's lawsuit having found same to be vague and therefore inadmissible for further examination on the merits. Also the Court has condemned the plaintiff to pay Euro 10,000 to AMP in reimbursement of its legal costs. The Judgment is open to appeal by the claimant. On February 26, 2009, the claimant who was seeking a commission under the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica commenced a new civil law suit against AMP and Mr. Melisanidis in the Commercial Court of Paris, France, seeking a payment of approximately $180 of alleged commissions and $400 of compensatory damages.  After an initial hearing that was held on March 31, 2009, the court had a hearing in the case on May 5, 2009 and a Decision in the Company's favour was issued by the Paris Court of First Instance on June 9, 2009 dismissing the plaintiff's case. Following the issuance of the latter Decision, the plaintiff commenced summary (emergency) proceedings seeking to receive a provisional payment of Euro 600 the initial hearing of which was scheduled for July 29, 2009 and then adjourned for October 2, 2009. This request was rejected by the Commercial Court of Paris. Additionally the plaintiff filed an appeal against the Decision issued by the Paris Court of First Instance the hearing of which has now been fixed by the Appeal Court to take place on December 8, 2009. The Company believes that this claim is unwarranted and lacking in merit and management believes that the Company will not incur a material loss in connection with this lawsuit.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

9.	Contingencies: (Continued)

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

10. Capital Leases:

As discussed in Note 4, the Company leases Barge PT 22 under a capital lease.  The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after September 30, 2009, are as follows:

Amount
October 1 to December 31, 2009	$291
2010	1,163
2011	1,163
2012	1,163
2013	1,163
Thereafter	385
Total minimum lease payments	5,328
Less: imputed interest	(880)
Present value of minimum lease payments	4,448
Current portion of capitalized lease obligations	837
Long-term capitalized lease obligations	$3,611

11. Equity Incentive Plan:

On March 17, 2009, the Company made grants of restricted common stock aggregating 160,500 shares to certain officers and directors of the Company. With respect to 30,000 shares, the restrictions lapse in 20% lots over five years from the grant date. With respect to 75,000 shares, the restrictions lapse in five years from the grant date. With respect to 55,500 shares, the restrictions lapse in 25% lots over four years from the grant date.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11. Equity Incentive Plan: (Continued)

On June 16, 2009, the Company granted 12,000 shares of restricted common stock to four non-executive members of the Board of Directors. The restricted shares vest and the restrictions lapse on the date of the 2010 Annual Meeting of Shareholders.

The following table summarizes the status of the Company's unvested restricted stock outstanding for the nine months ended September 30, 2009:

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
January 1, 2009	297,695	27.12
Granted	172,500	17.82
Vested	(44,897)	20.82
Forfeited	(10,500)	21.54
September 30, 2009	414,798	24.08

The grant-date fair values of the restricted stock are determined by the closing price of the Company's common stock traded on the NYSE on the grant date. Total compensation cost of $2,552 was recognized and included under salaries, wages and related costs in the accompanying condensed consolidated statement of income for the nine months ended September 30, 2009.

As of September 30, 2009, there was $6,038 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized as compensation expense over a weighted average period of 2.9 years as follows:

Amount
October 1 to December 31, 2009	814
2010	2,230
2011	1,530
2012	1,136
2013	306
2014	22
6,038

12.	Common Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share.

As of September 30, 2009, the Company had no shares of preferred stock issued and outstanding and had 42,588,505 shares of common stock, with a par value of $0.01, issued and outstanding.

During the nine months ended September 30, 2009, the Company declared and paid dividends of $0.01 per share totaling to $1,288.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.	Common Stock and Additional Paid-In Capital: (Continued)

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock.  The dividend distribution was made to shareholders of record as of August 14, 2009.  The rights will become exercisable and trade separately from the common stock upon the earlier of (i) 10 days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock  or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person.  In such circumstances, each right entitles shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $100.00.  In the event that the rights are triggered, shareholders of record will be able to exercise each right to receive, upon payment of the exercise price, shares of common stock having a market value equal to twice the exercise price.  An Acquiring Person will not be entitled to exercise any rights.  As of September 30, 2009, no such events had occurred, and no rights have been exercised.

13.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

Information concerning the Company's total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical locations of customer vessels:

	Nine Months Ended September 30,
	2008	2009
Europe	919,924	638,125
America	351,398	239,457
Africa	80,073	57,709
Asia	866,175	695,677
Total	2,217,570	1,630,968

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.	Business Segments and Geographical Information: (Continued)

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets, which are not necessarily indicative of the territories that have jurisdiction over such assets:

	December 31, 2008	September 30, 2009
Europe	127,827	111,890
America	10,470	24,287
Africa	12,663	12,235
Asia	84,856	105,020
Total	235,816	253,432

14. Subsequent Events:

We have evaluated all subsequent events through November 12, 2009, the date the financial statements were issued.

On October 9, 2009, an international bank confirmed to the Company that their committee has approved, subject to satisfactory documentation, a one year uncommitted trade finance credit facility for an amount of $100,000. A sub-limit of $20,000 will be granted for transit and storage financing.